UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Elicio Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
28657F103
(CUSIP Number)
GKCC, LLC
501 Silverside Road, Suite 87AVA
Wilmington, DE 19809
(302) 992-8882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 12, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28657F103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Yekaterina Chudnovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,595,108(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,595,108(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,595,108

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (a) 4,525 shares of the common stock (“Common Stock”) of Elicio Therapeutics, Inc. (the “Issuer”) subject to options, twenty-five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (b) 1,915,639 shares of Common Stock held directly by GKCC, LLC (“GKCC”), (c) 3,442,341 shares of Common Stock issuable to GKCC upon the conversion of that certain Senior Secured Convertible Promissory Note (the “Convertible Note”) due 2026 pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”) with an outstanding principal amount of $20,000,000 and a conversion price of $5.81 and (d) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days. The number of Common Stock issuable upon conversion of the Convertible Note is subject to adjustment for certain capital events as outlined in the Convertible Note. Not included are 4,000,099 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.

(2)
Percentage ownership is based on (a) 10,774,574 shares of Common Stock of the Issuer outstanding as of August 1, 2024, as reported by the Issuer to the Reporting Persons, (b) 4,525 shares of Common Stock, twenty five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (c) 3,442,341 Common Stock issuable upon conversion of the Convertible Note and (d) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days.

CUSIP No. 28657F103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
GKCC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,590,583(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,590,583(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,590,583

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes (a) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days and (b) 3,442,341 shares of Common Stock issuable to GKCC upon the conversion of the Convertible Note due 2026 pursuant to the Purchase Agreement with an outstanding principal amount of $20,000,000 and a conversion price of $5.81. The number of Common Stock issuable upon conversion of the Convertible Note is subject to adjustment for certain capital events as outlined in the Convertible Note. The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares. Not included are 800,099 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.

(2)
Percentage ownership is based on (a) 10,774,574 shares of Common Stock of the Issuer outstanding as of August 1, 2024, as reported by the Issuer to the Reporting Persons, (b) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days and (c) 3,442,341 Common Stock issuable upon conversion of the Convertible Note.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
On August 12, 2024, the Issuer entered into the Purchase Agreement pursuant to which the Issuer issued a 3.0% Senior Secured Convertible Promissory Note due February 15, 2026 (the “Convertible Note”) in the principal amount of $20.0 million. The purchaser of the Convertible Note is GKCC (the “Purchaser”), an entity controlled by Ms. Chudnovsky, a member of the board of directors of the Issuer. The transaction was consummated on August 12, 2024 (the “Closing Date”). The following is a summary of the Purchase Agreement and the Convertible Note. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Convertible Note (including the schedule and annex thereto), which are attached hereto as Exhibits 1 and 2 respectively and are incorporated by reference herein.
The Convertible Note is a senior, secured obligation of the Issuer and its subsidiaries, and interest will accrue and be payable quarterly in cash on the principal amount equal to 3% per annum, with an initial interest payment date of June 30, 2025. The Convertible Note will mature on February 15, 2026, unless earlier converted in accordance with the terms of the Convertible Note. The Convertible Note is secured by a (i) first priority lien on substantially all assets of the Issuer and its subsidiaries and (i) first priority lien on intellectual property of the Issuer, as further described in and pursuant to the Documents (as defined in the Purchase Agreement).
The Convertible Note will be convertible into shares of the Common Stock, $0.01 par value per share, in whole or in part, at the option of the Purchaser at any time, based on an initial conversion price of $5.81 (the “Conversion Price”) per share of Common Stock, subject to adjustment in certain circumstances; provided that the Issuer shall not effect any conversion under the Convertible Note and the Purchaser thereof shall not have any right to convert any portion of the Convertible Note until the Issuer’s stockholders shall have provided all approvals as may be required by the applicable rules and regulations of The Nasdaq Stock Market, LLC (“Stockholder Approval”).
If at any time from and after the date of the Purchase Agreement and for so long as the closing price of the Common Stock on Nasdaq equals or exceeds 135% of the Conversion Price for 20 trading days in a 30 trading day period, then the Issuer has the right to require the Purchaser to convert all or any portion of the Convertible Note, including any accrued but unpaid interest into shares of Common Stock, as further described in the Convertible Note; provided that the Issuer shall not effect any such conversion under the Convertible Note until the Issuer obtains Stockholder Approval.
The Convertible Note contains customary terms and covenants and customary events of default (an “Event of Default”). Upon the occurrence of any Event of Default, at the Purchaser’s election, the outstanding principal amount of the Convertible Note, plus accrued but unpaid interest, liquidated damages, and other amounts owing in respect thereof through the date of acceleration, shall become immediately due and payable. After the occurrence of any Event of Default that results in the eventual acceleration of the Convertible Note, the interest rate on the Convertible Note shall accrue at an interest rate equal to 18% per annum (with a credit for any “unused” guaranteed interest).
Pursuant to the Purchase Agreement, the Issuer is obligated, among other things, to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) by November 15, 2024 for purposes of registering the shares of Common Stock issuable upon conversion of the Convertible Note for resale by the Purchaser, and to use its commercially reasonable efforts to have the registration statement declared effective no later than 30 days after filing such registration statement with the SEC, or in the event the SEC reviews and has written comments to the registration statement, within 90 days following the receipt of such written comments. The Purchase Agreement contains customary terms and conditions for a transaction of this type, including certain customary indemnification rights and certain customary cash penalties on the Issuer for its failure to satisfy specified filing and effectiveness time periods.
The Purchase Agreement also contains certain affirmative and negative covenants (including, without limitation, restrictions on our ability to incur indebtedness, permit liens, make dividends or certain debt payments or consummate certain affiliate transactions) and customary representations and warranties of the Issuer and the Purchaser, indemnification obligations of the parties, termination provisions, and other obligations and rights of the parties.

Item 4. Purpose of the Transaction
Item 4 is hereby amended and supplemented as follows:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
(a) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 5,595,108 shares of Common Stock, which represents approximately 38.7% of the shares of Common Stock outstanding.
Ms. Chudnovsky’s beneficial ownership consists of (i) an option to purchase up to 4,525 shares of Common Stock, twenty five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (ii) 1,915,639 shares of Common Stock held directly by GKCC, LLC, (iii) 3,442,341 shares of Common Stock issuable to GKCC, an entity controlled by Ms. Chudnovsky, upon the conversion of the Convertible Note due 2026 pursuant to the Purchase Agreement with an outstanding principal amount of $20,000,000 and a conversion price of $5.81 and (iv) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days. Not included are 4,000,099 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.
The foregoing beneficial ownership percentages are based on (i) a total of 10,774,574 shares of Common Stock outstanding as of August 1, 2024, as provided by the Issuer, and (ii) for purposes of calculating Ms. Chudnovsky’s beneficial ownership percentage, (a) 4,525 shares of Common Stock, twenty five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (b) 3,442,341 shares of Common Stock issuable to GKCC pursuant to the Convertible Note and (c) 232,603 shares of Common Stock underlying the Pre-Funded Warrants exercisable within 60 days.
(c)
The response to Item 3 is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1
Securities Purchase Agreement, dated as of August 12, 2024, between Elicio Therapeutics, Inc. and GKCC, LLC (incorporated by reference to Exhibit 10.1 to Elicio Therapeutics, Inc.’s Form 8-K filed on August 12, 2024).

2	Form of Promissory Note (incorporated by reference to Exhibit 4.1 to Elicio Therapeutics, Inc.’s Form 8-K filed on August 12, 2024).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024	/s/ Yekaterina Chudnovsky
Yekaterina Chudnovsky

GKCC, LLC

Dated: August 14, 2024	By:	/s/ Yekaterina Chudnovsky
		Name:	Yekaterina Chudnovsky
		Title:	Manager